Exhibit 7.1
Quebecor Media Inc.
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in
Quebecor Media Inc.’s Annual Report on Form 20-F for the Year Ended December 31, 2005
     For the purpose of calculating the ratios of earnings to fixed charges disclosed in Quebecor Media Inc.’s Annual Report on Form 20-F for the year ended December 31, 2005, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the years ended December 31, 2001 and 2002, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $502.1 million and $209.2 million, respectively. For the year ended December 31, 2003, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $76.0 million.